UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Completion of Spin-off

As of December 30, 2020, SK Telecom Co., Ltd. (the “Company”) completed the spin-off of its mobility business (the “Spin-off”) into a newly incorporated company (the “Spin-off Company”).

I. Spin-off Timeline

	Event	Date

	Resolution of the board of directors	October 15, 2020

	Record date for determination of shareholders for shareholders’ general meeting of the Company for Spin-off	October 30, 2020

	Shareholders’ general meeting of the Company for approval of Spin-off plan	November 26, 2020

	Effective date of Spin-off	December 29, 2020

	Shareholders’ general meeting of the Company for report of Spin-off and inaugural general meeting of Spin-off Company	December 29, 2020

	Registration of Spin-off	December 30, 2020

Others	Notice of record date for shareholder determination	October 16, 2020
	Dispatch of notice of shareholders’ general meeting and public notice of shareholders’ general meeting	November 9, 2020
	Submission period for creditors’ dissent	November 26, 2020 – December 28, 2020

II. Change in Share Ownership of Large Shareholders

Not applicable, as the Spin-off is a simple vertical spin-off.

III. Exercise of Appraisal Rights

Not applicable, as the Spin-off is a simple vertical spin-off.

IV. Matters Relating to Protection of Creditors

On November 26, 2020, the Company published a “Notice regarding Submission of Creditor’s Dissent Regarding Spin-off” on its website (http://www.sktelecom.com) as notice to all creditors. The submission period for creditors’ dissent was from November 26, 2020 to December 28, 2020, and no creditors’ dissent was submitted during such period.

V. Legal Proceedings

As of the date of this report, no legal proceeding relating to the Spin-off that could affect the effectiveness of the Spin-off has been initiated.

IV. Issuance of New Shares

As the Spin-off is a simple vertical spin-off, all of the shares of the Spin-off Company issued at its incorporation were allocated to the Company.

VII. Statement of Financial Position Before and After Spin-off

(Unit: Won)

	Before Spin-off	After Spin-off
		Company	Spin-off Company
Assets
I. Current Assets	4,754,971,847,389	4,628,581,352,158	126,647,645,976
Cash and Cash Equivalents	379,054,704,542	257,954,704,542	121,100,000,000
Short-term Financial Instruments	290,873,020,000	290,873,020,000	—
Trade Receivables	1,503,023,481,625	1,498,776,443,178	4,247,038,447
Other Receivables (Current)	469,375,858,146	469,230,620,298	145,237,848
Inventories	5,452,631,071	4,873,631,071	579,000,000
Other Current Assets	2,107,192,152,005	2,106,872,933,069	576,369,681
II. Non-Current Assets	25,983,779,504,345	26,086,009,254,520	59,354,093,201
Long-term Financial Instruments	744,180,567,542	744,180,567,542	—
Other Receivables (Non-current)	248,528,883,025	248,528,883,025	—
Investments in Associates and Subsidiaries	10,800,206,635,150	10,961,460,215,149	—
Long-term Prepaid Expenses	975,081,643,772	975,081,643,772	—
Tangible Assets	8,424,981,869,221	8,396,728,201,665	28,253,667,556
Intangible Assets	3,175,726,673,248	3,146,725,813,110	29,000,860,138
Goodwill	1,306,236,298,549	1,306,236,298,549	—
Other Non-current Assets	308,836,933,838	307,067,631,708	2,099,565,507
Total Assets	30,738,751,351,734	30,714,590,606,678	186,001,739,177
Liabilities
I. Current Liabilities	4,560,493,241,251	4,552,255,807,776	8,494,584,220
Current Portion of Long-term Borrowings	13,686,702,234	13,686,702,234	—
Current Bond Payable	359,740,538,467	359,740,538,467	—
Other Payables	3,149,840,769,268	3,142,141,161,349	7,699,607,919
Current Provisions	56,498,085,389	56,498,085,389	—
Income Tax Liabilities for the Period	118,472,510,808	118,472,510,808	—
Lease Liabilities	210,627,094,385	210,627,094,385	—
Other Current Liabilities	651,627,540,700	651,089,715,144	794,976,301

	Before Spin-off	After Spin-off
		Company	Spin-off Company
II. Non-current Liabilities	8,705,315,779,397	8,689,392,467,816	16,253,574,958
Long-term Borrowings	13,670,609,717	13,670,609,717	—
Non-current Bond Payable	6,458,370,819,160	6,458,370,819,160	—
Defined Benefit Liabilities	63,907,943,709	62,179,144,511	1,728,799,198
Other Payables (Non-current)	1,133,538,398,305	1,133,538,398,305	—
Long-term Lease Liabilities	237,032,654,071	223,011,909,766	14,020,744,305
Deferred Income Tax Liabilities	709,433,253,116	709,763,516,493	—
Other Non-current Liabilities	89,362,101,319	88,858,069,864	504,031,455
Total Liabilities	13,265,809,020,648	13,241,648,275,592	24,748,159,178
Equity
Capital Stock	44,639,473,000	44,639,473,000	5,000,000,000
Other Paid-in Capital	715,721,440,719	715,721,440,719	156,253,579,999
Retained Earnings	16,576,694,220,871	16,576,694,220,871	—
Other Equity	135,887,196,496	135,887,196,496	—
Total Equity	17,472,942,331,086	17,472,942,331,086	161,253,579,999
Total Liabilities and Equity	30,738,751,351,734	30,714,590,606,678	186,001,739,177

*

The above statement of financial position was prepared based on the Company’s statement of financial position as of June 30, 2020 and may differ from the actual statement of financial position to be prepared as of the effective date of the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: December 30, 2020